Exhibit 99.1

Pembina Announces Closing of Business Combination with Veresen, Declares Increased Common Share Dividend and Provides Business Update

All figures are in Canadian dollars unless otherwise indicated

CALGARY, Oct. 2, 2017 /CNW/ - Pembina Pipeline Corporation (TSX: PPL; NYSE: PBA) ("Pembina") is pleased to announce that it has completed its previously announced business combination (the "Transaction") with Veresen Inc. (TSX: VSN) ("Veresen") pursuant to a plan of arrangement (the "Arrangement") under Section 193 of the Business Corporations Act (Alberta) to create one of the largest energy infrastructure companies in Canada.

"Today marks another significant milestone for Pembina," said Mick Dilger, Pembina's President and Chief Executive Officer. "With increased size and scale, the combined companies create a platform in which we can pursue expanded growth opportunities while continuing to support future dividend growth and value creation for our shareholders. Our customers will also benefit from the enhanced service offerings through the highly integrated asset base and the extended geographic reach."

"We are also proud to have increased the common share dividend for the second time this year – a testament to the strength of the combined companies and to our commitment of providing value to our shareholders," continued Mr. Dilger. "We have recently placed $2.8 billion of projects into service and expect to place approximately $2 billion of additional projects into service by early 2018. Pembina has truly become a leading North American infrastructure company and is well positioned to deliver top-tier performance going forward. Our future is bright and I am excited to realize our expected near term transformational results," concluded Mr. Dilger.

Pursuant to the Arrangement, Pembina acquired all of the issued and outstanding common shares of Veresen in a transaction valued at approximately $9.4 billion, including the assumption of Veresen's debt (including subsidiary debt) and preferred shares.

In accordance with the Arrangement, Veresen has been amalgamated with Pembina and the outstanding Veresen preferred shares have been exchanged for Pembina preferred shares with the same terms and conditions, and will be listed on the Toronto Stock Exchange ("TSX") under the symbols PPL.PR.O (series 15, previously Series A preferred shares of Veresen), PPL.PR.Q (series 17, previously Series C preferred shares of Veresen) and PPL.PR.S (series 19, previously Series E preferred shares of Veresen) within a few days following closing. Dividends on the series 15, 17 and 19 preferred shares will continue to be paid on the last business day of March, June, September and December in each year if, as and when declared by the Board of Directors.

As previously announced, based on elections received, each Veresen common shareholder (a "Shareholder") who elected cash will receive, on a pro-rated basis, an aggregate amount that equals (i) cash of approximately $6.4314, and (ii) approximately 0.2809 of a Pembina common share, multiplied by the number of Veresen common shares held by such Shareholder. For certainty, the Shareholder will exchange a portion of their shares for cash and a portion for Pembina common shares pursuant to the terms of the Arrangement. Shareholders who elected Pembina common shares or did not make an election will not be subject to pro-rationing and will receive 0.4287 of a Pembina common share for each Veresen common share held. No fractional Pembina shares will be issued pursuant to the Arrangement and therefore the consideration received by any individual shareholder may be subject to adjustment according to the provisions for rounding described in the management information circular of Veresen dated June 5, 2017.

The previously announced common shareholder dividend payable to Veresen common shareholders of record on September 25, 2017 of $0.0833 per common share, will be paid to such shareholders as planned on October 23, 2017.

The Veresen common shares and preferred shares will be delisted from the TSX within a few trading days following closing. The Pembina common shares issued to the former holders of Veresen common shares pursuant to the Arrangement will be listed on the TSX under the symbol "PPL" and on the New York Stock Exchange under the symbol "PBA".

All regulatory conditions have been satisfied prior to closing. These conditions included termination of the Hart-Scott-Rodino waiting period by the US Federal Trade Commission on May 30, 2017; approval by the Minister of Transport under the Canada Transportation Act on June 28, 2017; and expiry of the waiting period under the Canadian Competition Act on September 13, 2017. With respect to the Canadian Competition Act, Pembina has been working with the Commissioner of Competition and his staff for several months relative to the Alberta Ethane Gathering System ("AEGS"), and their review relating to AEGS is ongoing. This work with the Commissioner of Competition and his staff will continue post-closing. Should Pembina and the Commissioner of Competition not reach a mutual agreement relative to AEGS, the matter may be referred to the Competition Tribunal by the Commissioner of Competition for resolution for a period of up to one year from closing. The Company is of the view that its ownership of AEGS is complementary to its natural gas liquids ("NGL") infrastructure, and Pembina's fee-for-service business model will continue to drive increased volumes across both AEGS and its NGL infrastructure benefiting producers and the broader NGL market. Currently, AEGS comprises approximately one percent of Pembina's forecasted 2018 adjusted EBITDA.

Common share dividend increase and declaration

In conjunction with closing of the Transaction, Pembina is proceeding with the previously announced increase to its common share dividend.  As such, Pembina's Board of Directors has declared a common share cash dividend for October 2017 of $0.18 per share to be paid, subject to applicable law, on November 15, 2017 to shareholders of record on October 25, 2017. This dividend reflects a 5.9 percent increase to the current monthly common share dividend rate of $0.17 per share. This dividend is designated an "eligible dividend" for Canadian income tax purposes. For non-resident shareholders, Pembina's common share dividends should be considered "qualified dividends" and are subject to Canadian withholding tax. For shareholders receiving their common share dividends in U.S. funds, the October 2017 cash dividend is expected to be approximately U.S. $0.1443 per share (before deduction of any applicable Canadian withholding tax) based on a currency exchange rate of 0.8018. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Pembina pays cash dividends on its common shares in Canadian dollars on a monthly basis to shareholders of record on the 25th calendar day of each month (except for the December record date, which is December 31st), if, as and when determined by the Board of Directors. Should the record date fall on a weekend or a statutory holiday, the effective record date will be the previous business day. The dividend payment date is the 15th of the month following the record date. Should the payment date fall on a weekend or on a holiday the business day prior to the weekend or holiday becomes the payment date.

Business update

Pembina is pleased to announce that commissioning is now underway for the Company's Duvernay assets (the "Duvernay Complex") which includes its 100 million cubic feet per day ("MMcf/d") (75 MMcf/d net to Pembina) shallow cut gas plant ("Duvernay I"), connecting pipelines and the associated field hub infrastructure ("Field Hub"). The Duvernay Complex is expected to be placed into service on November 1, 2017, ahead of schedule and under budget. This will represent the first large-scale processing plant and infrastructure to be placed into service that was specifically developed to handle the liquids-rich Duvernay production.

Pembina also anticipates that the construction of the 160 kilometer northeast British Columbia ("B.C.") pipeline (the "NEBC Expansion") will be completed in October on time and on budget. The NEBC Expansion, which is underpinned by long-term, cost-of-service agreements, is expected to add approximately 75 thousand barrels per day ("mbpd") of capacity and is centrally located to accommodate further incremental transportation demands for the majority of producers in the liquids-rich Montney resource play. With continued development in the Montney, the NEBC Expansion offers producers a cost-effective transportation solution and access to Pembina's existing infrastructure at Taylor, B.C. which feeds into the Edmonton, Alberta area market hub.

On June 30, 2017, Pembina placed its Phase III Expansion into service, adding 420 mbpd of incremental capacity between the Fox Creek and Namao corridor of Alberta on the Company's Peace and Northern systems. Through the first six months of 2017, Pembina's Conventional Pipeline revenue volumes averaged 692 mbpd, representing a 42 mbpd increase over the full year 2016 average of 650 mbpd. Approximately half of this increase was related to incremental volumes on Pembina's Peace and Northern systems in anticipation of the Phase III Expansion being placed into service. Pembina currently estimates Conventional Pipelines' revenue volumes for the third quarter of 2017 will be over 750 mbpd, consistent with Pembina's management's expectations. Combined with the additional Peace connections that will be placed into service throughout 2018 and the incremental Peace pipeline expansions expected to be placed into service in late 2018, revenue generated from the Peace pipeline will continue to ramp-up based on shipper contractual obligations. As such, Pembina expects a continued steady increase in Peace pipeline revenue volumes through the remainder of 2017 and the first quarter of 2018, with another step-change occurring in 2019, where current firm volume commitments reach their peak.

On September 21, 2017, Veresen announced that the Jordan Cove Energy Project and Pacific Connector Gas Pipeline have filed applications with the United States Federal Regulatory Commission for the construction and operations of a 7.8 million tonne per annum liquefied natural gas ("LNG") export terminal in Coos Bay, Oregon and the related Pacific Connector that will transport natural gas from the Malin Hub in southern Oregon to the LNG export terminal.

On September 27, 2017, Veresen announced the successful start-up of the Tower rich gas processing plant on September 20, 2017, ahead of schedule and under budget. The Tower processing plant has the capacity to process 200 MMcf/d of natural gas, and is the first of three Veresen Midstream facilities that support the Cutbank Ridge Partnership's ("CRP") condensate-focused growth plan in the Montney within the Dawson Creek region of northeast B.C. The two remaining plants currently under construction are also expected to be placed into service ahead of schedule and under budget. The 400 MMcf/d Sunrise processing plant is expected to start-up by mid-October with throughput anticipated to ramp-up throughout 2018. The Saturn processing plant is anticipated to have one of its two 200 MMcf/d trains in-service by year-end, followed by the second train expected to be placed into service in the first half of 2018. When all three facilities are operational, Veresen Midstream will have 1.5 billion cubic feet per day of gas processing capacity in operation in the core of the Montney, one of North America's most prolific and competitive liquids-rich resource plays. As of September 28, 2017, Pembina has commissioned the tie-in of the Tower plant to the Peace pipeline system.

About Pembina

Calgary-based Pembina is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport natural gas and various products derived from natural gas and hydrocarbon liquids produced primarily in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long term. Pembina's common shares trade on the Toronto and New York stock exchanges under the symbols PPL and PBA, respectively. Pembina's preferred shares also trade on the Toronto stock exchange. For more information, visit www.pembina.com.

Forward-looking Information

Certain information contained in this news release constitutes forward-looking information under applicable securities laws. All statements, other than statements of historical fact, which address activities, events or developments that Pembina expects or anticipates may or will occur in the future, are forward-looking information. In some cases, forward-looking information can be identified by the use of words such as "continue", "will", "future", "expect", or similar words suggesting future outcomes or outlook. In particular, this news release contains forward-looking statements with respect to:  anticipated synergies and benefits of the Transaction to Pembina and its shareholders; remedies that may be imposed by the Competition Bureau with respect to the Arrangement; anticipated timing, capacities, and revenue volumes of Pembina's capital projects; future dividends which may be declared on Pembina's common and preferred shares, the dividend payment and the tax treatment thereof; and the timing of the listings of the Pembina common and preferred shares. The forward-looking information provided in this news release is based upon a number of material factors and assumptions that Pembina has made in respect thereof as of the date of this news release, including, without limitation: that favourable circumstances continue to exist in respect of current operations and current and future growth projects; future levels of oil and natural gas developments; potential revenue and cash flow enhancement; that any remedies that may be imposed by the Competition Bureau with respect to the Arrangement will have minimal impact on Pembina's  business and its operations;  with respect to Pembina's future dividends and results: prevailing commodity prices, margins and exchange rates, that the businesses of the combined company will continue to achieve sustainable financial results and that the combined company's future operations and results of operations will be consistent with past performance of Pembina and Veresen and management expectations in relation thereto including, the sanctioning and completion of any third party projects relating to growth projects, future operating costs, the availability and sources of capital, ongoing utilization and future expansion of the combined company, future production rates, the ability to reach required commercial agreements, the ability to obtain required regulatory and environmental approvals on the necessary terms and in a timely manner, and the continuation of timely performance by counterparties to material agreements. Although Pembina believes that the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. Forward-looking information is subject to a number of risks and other factors that could cause actual results and events to vary materially from that anticipated by such forward-looking information, including, but not limited to: the failure to realize the anticipated synergies or benefits of the Transaction following closing due to integration issues, incorrect assumptions, any post-closing regulatory remedies or otherwise; changes to applicable tax laws; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; non-performance of agreements in accordance with their terms; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; lower than anticipated results of operations and accretion from Pembina's business initiatives; the inability of Pembina to raise sufficient capital; the strength and operations of the oil and natural gas production industry and related commodity prices, and certain other risks detailed from time to time in Pembina's public disclosure documents including, among other things, those detailed under "Risk Factors" in Pembina's management's discussion and analysis and annual information form for the year ended December 31, 2016, which can be found at www.sedar.com under Pembina's profile. Readers are also urged to consult the disclosure provided under the heading "Risk Factors" in Veresen's management information circular dated June 5, 2017, which was filed on SEDAR under Veresen's profile, for further information respecting the risks and other factors applicable to the Arrangement. Readers are cautioned that this list of risk factors is not exhaustive. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these factors are independent and management's future course of action would depend on its assessment of all information at that time. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. Furthermore, the forward-looking statements contained herein are made as of the date hereof, and Pembina does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable laws.

Any forward-looking information contained herein is expressly qualified by this cautionary statement.

In this news release, Pembina has used the term adjusted EBITDA. For more information about this non-GAAP measure, see the "Non-GAAP measures" section below. The information contained herein with respect to future adjusted EBITDA is to assist investors in understanding the combined company's expected financial results, and this information may not be appropriate for other purposes.

Any forward-looking information contained herein is expressly qualified by this cautionary statement.

Non-GAAP Measures

In this press release, Pembina has used the term "adjusted EBITDA" which is not defined by GAAP but is used by management to evaluate the Transaction. Since non-GAAP measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that non-GAAP measures are clearly defined and qualified. The intent of non-GAAP measures is to provide additional useful information with respect to the Transaction to investors and analysts though the measures do not have any standardized meaning under IFRS. Adjusted EBITDA is a non-GAAP measure and is calculated as earnings for the year plus share of profit (loss) from equity accounted investees (before tax, depreciation and amortization) plus net finance costs, income taxes, depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact of such gains or losses. Adjusted EBITDA also includes adjustments for loss (gain) on disposal of assets, transaction costs incurred in respect of acquisitions, impairment charges or reversals and write-downs in respect of goodwill, intangible assets and property plant and equipment, and non-cash provisions. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations. Management believes that Adjusted EBITDA provides useful information to investors as it is an important indicator of an issuer's ability to generate liquidity through cash flow from operating activities. Management utilizes Adjusted EBITDA to set objectives and as a key performance indicator of the Company's success.

SOURCE Pembina Pipeline Corporation

View original content: http://www.newswire.ca/en/releases/archive/October2017/02/c6793.html

%CIK: 0001546066

For further information: Pembina Investor Inquiries: Cam Goldade, Vice President, Capital Markets, (403) 231-3156, 1-855-880-7404; Pembina Media Inquiries: (403) 231-3148, media@pembina.com

CO: Pembina Pipeline Corporation

CNW 08:47e 02-OCT-17